January 24, 2020

Ker Zhang
Chief Executive Officer
PTK Acquisition Corp.
3440 Wilshire Boulevard, Suite 810
Los Angeles, California 90010

       Re: PTK Acquisition Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Filed January 22, 2020
           CIK 0001797099

Dear Mr. Zhang:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Undertakings, page II-8

1. Please explain the changes you made to the undertakings disclosure. Please include the
       Item 512(a)(5)(ii) and Item 512(a)(6) undertakings. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, see
       Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
 Ker Zhang
FirstName LastNameKer Zhang
PTK Acquisition Corp.
Comapany NamePTK Acquisition Corp.
January 24, 2020
Page 2
January 24, 2020 Page 2
FirstName LastName
Signatures, page II-9

2. We note your response to comment 3 and we reissue it. Please include the signature of the controller or principal accounting officer, as required by Instruction 1 to Signatures to
         Form S-1. If the chief financial officer is also the principal accounting officer, please disclose.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Daniel J. Espinoza